UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ALABAMA AIRCRAFT INDUSTRIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

70644106

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OBM control number.

CUSIP No. 706444106

1.	Names of Reporting Persons. Adams Financial Concepts, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 206,589
6. Shared Voting Power 0
7. Sole Dispositive Power 206,589
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,589
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%*
12.	Type of Reporting Person (See Instructions) IA, OO

*	Based on 4,128,950 shares of Alabama Aircraft Industries, Inc. (“AAII”) common stock outstanding as of November 12, 2007, as reported in AAII’s Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed with the SEC on November 19, 2007

Item 1.

(a)	Name of Issuer

Alabama Aircraft Industries, Inc. (formerly known as Pemco Aviation Group, Inc.)

(b)	Address of Issuer’s Principal Executive Offices

1943 North 50th Street, Birmingham, Alabama 35212

Item 2.

(a)	Name of Person Filing

Adams Financial Concepts, LLC

(b)	Address of Principal Business Office or, if none, Residence

1001 Fourth Avenue, Suite 2330, Seattle, WA 98154

(c)	Citizenship

Adams Financial Concepts, LLC—Delaware

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

706444106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e)  ☒  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See the response to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote

See the response to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of

See the response to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of

See the response to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Adams Financial Concepts, LLC

/s/ A Michael Adams, President and Principal
A Michael Adams/President and Principal
Name/Title

February 27, 2008